NUVEEN INVESTMENT TRUST

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Asset Management, a Delaware corporation (the “Manager” ) and Nuveen Investment Solutions, Inc., a Delaware limited liability company (the “Sub-Adviser”) have entered into various Sub-Advisory Agreements dated as of 2008, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2010, in the manner required by the Investment Company Act of 1940.

Dated as of July 31, 2009

NUVEEN ASSET MANAGEMENT

By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal
Assistant Secretary

NUVEEN INVESTMENT SOLUTIONS, INC.

By:	/s/ Thomas M. Richards
Its:	Chief Managing Director

ATTEST:

/s/ Ann Dee
Vice President, Marketing

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

AGREEMENTS BETWEEN NUVEEN ASSET MANAGEMENT AND NUVEEN INVESTMENT SOLUTIONS, INC.

Fund in Nuveen Investment Trust	Date of Contract	Date of Renewal

Nuveen Conservative Allocation Fund	7-7-08	8-1-09
Nuveen Moderate Allocation Fund	8-1-08	8-1-09
Nuveen Growth Allocation Fund	8-1-08	8-1-09